Item 77Q-1

LEGG MASON PARTNERS INCOME TRUST

On October 5, 2009, the Fund was renamed as listed below.

There was no change in the Fund's investment objective or investment policies as a result of the name change.

Former Name
Legg Mason Partners Adjustable Rate Income Fund

New Name
Legg Mason Western Asset Adjustable Rate Income Fund